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November 2, 2015

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tom Kluck, Legal Branch Chief, Office of Real Estate and Commodities

Re:                             The RMR Group Inc.

Registration Statement on Form S-1

Filed October 14, 2015

CIK No. 0001644378

Dear Mr. Kluck:

On behalf of The RMR Group Inc. (the “Company”), we are responding to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in your letter dated October 29, 2015 in connection with the above captioned registration statement (the “Registration Statement”). In connection with these responses, on behalf of the Company, we are filing via EDGAR a complete copy of the Amendment No. 1 to the Registration Statement on Form S-1 (as so amended, the “Amended Registration Statement”). For the convenience of the Staff, we also sent to you a paper copy of this letter and clean and marked copies of the Amended Registration Statement.

United States Securities and Exchange Commission

November 2, 2015

Your first two numbered comments with respect to the Registration Statement are reproduced below in italicized text. The Company’s responses thereto are set forth immediately following the reproduced comment to which they relate. All references to page numbers in the Company’s responses are to the page numbers in the prospectus included as part of the Amended Registration Statement.  Capitalized terms used herein without definition have the meanings given in such prospectus.

Risk Factors, page 13

1.                                      Please include risk factor disclosure regarding conflicts of interest related to the Up-C Transaction.

Response:  In response to the Staff’s comment, the Company has added disclosure to page 23 of the prospectus.

The Up-C Transaction, page 31

2.                                      We note your response to comment 2 and your revised disclosure on page 31 that states “for a purchase price based on 48.4% of the amount of the termination fees provided under the management agreements….”  Please tell us the amount of the termination fees and how they were calculated.

Response: The Founders’ proposal was based upon the management agreements between RMR LLC and each Managed REIT, as then in effect.

•                  Each business management agreement then provided for a termination fee calculated as the average of the monthly management fee, including allocated internal audit costs, payable for the past 24 calendar months, annualized and then multiplied by 2.75.

•                  Each property management agreement then provided for a termination fee calculated as the average of the monthly property management fee payable for the prior 6 calendar months, annualized and then multiplied by 1.0.

The Founders proposed that the termination fee calculation for the purpose of each Managed REIT’s acquisition of an economic interest in RMR LLC be based upon the termination multiples in the business and property management agreements, as then in effect, (i.e., 2.75x for business management and 1.0x for property management) applied to the most recent annualized monthly installment of business and property management fees, after giving effect to any announced acquisitions or dispositions by the Managed REIT at the time of the completion of the Up-C Transaction.  Accordingly:

•                  The Company calculated an adjusted business management and property management fee for each Managed REIT for the month of May 2015, which represented actual fees for May 2015 from the business and property management agreements adjusted for the impact of any acquisitions or

United States Securities and Exchange Commission

November 2, 2015

dispositions that had been announced by the Managed REITs at the time of the Up-C Transaction.

•                  The Company then annualized the adjusted business management fees for May 2015 for each Managed REIT and multiplied the annualized amount by 2.75 years.  The Company also annualized the adjusted property management fees for May 2015 for each respective REIT and multiplied the annualized amount by 1.0 year.

These calculations resulted in the following amounts:

	Adjusted Annual Business Management Agreement Fees	Adjusted Business Management Agreement Termination Fees (2.75x)	Adjusted Property Management Agreement Termination Fees (1.0x)	Total Adjusted Termination Fees	Purchase Price for 48.4% Indirect Interest in RMR LLC
HPT	$42,033,853	$115,593,096	$40,928	$115,634,024	$57,817,012
SNH	40,579,388	111,593,316	9,884,843	121,478,159	60,739,080
SIR	22,325,172	61,394,223	11,566,838	72,961,061	36,480,531
GOV	10,329,403	28,405,859	7,101,415	35,507,274	17,753,637
Total					$172,790,260

In order to more clearly describe the Founders’ proposal, we have revised the disclosure on page 32 of the prospectus.

[Remainder of Page Intentionally Left Blank]

United States Securities and Exchange Commission

November 2, 2015

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please call me at (617) 573-4859.

Very truly yours,

/s/ Margaret R. Cohen
Margaret R. Cohen

cc:                                Jaime John, Accounting Branch Chief

Kristi Marrone, Staff Accountant

Sara von Althann, Attorney-Advisor

United States Securities and Exchange Commission

Matthew P. Jordan, Chief Financial Officer and Treasurer

The RMR Group Inc.

John E. Alessi

Skadden, Arps, Slate, Meagher & Flom LLP